Rule 14a-103.	Notice of Exempt Solicitation. Information to be Included in Statements Submitted by or on Behalf of a Person Pursuant to Rule 14a-6(g).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

(1)	Name of the registrant: Granite Falls Energy, LLC

(2)	Name of person relying on exemption: Glacial Lakes Energy, LLC

(3)	Address of person relying on exemption: 301 20th Avenue S.E., Watertown, South Dakota 57201

(4)	Written materials. Attached are written materials submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934*

*Although the filer is submitting written material that could be considered a solicitation under Rule 14a-1 and is submitting such material under Rule 14a-6(g)(1) as an exempt solicitation under Rule 14a-2(b)(1), the filer does not necessarily concede that the communication attached meets the definition of “solicitation” under Rule 14a-1(l) of Regulation 14A.

March 7, 2016

This communication is not a solicitation of your proxy and is not intended to encourage or advise you how to vote. How you vote is your own decision. Glacial Lakes Energy, LLC simply wanted to tell you how we intend to vote and why. Please DO NOT send us your proxy card; we are not able to vote your proxies nor does this communication contemplate such an event.

Dear GFE Member:

Glacial Lakes Energy, LLC (“GLE”) owns 5,004 Membership Units in Granite Falls Energy, LLC (“GFE”) or approximately 16.4%. GFE’s board of governors and management recently sent a letter to all GFE shareholders explaining the revisions they want to make to the Member Control and Operating Agreement (“Operating Agreement”). Although we are generally pleased with the manner in which GFE has been managed along with its strategic direction, we oppose several of the proposed amendments to the Agreement, and we intend to vote against them.

We will vote against PROPOSAL 3: AMENDMENT ADOPTING MEMBERSHIP UNIT VOTING LIMITATION. Why? Because we believe the proposed voting limitations will harm the marketability of Membership Units to potential purchasers. We believe such a restriction could depress the price of Membership Units and ultimately reduce the value of a Member’s investment in the Membership Units. If someone wants to purchase more than a 20% ownership interest in GFE and an agreement has been struck in an arms-length transaction, we do not believe the Operating Agreement should restrict the transaction or provide a disincentive to or limitation on potential buyers of our Membership Units by limiting the voting rights of purchaser of more than 20% of the units.

For example, GFE itself acquired a majority and controlling interest in Heron Lake BioEnergy, LLC in 2013. We question whether the company (GFE) would have pursued such a transaction or agreed to the price paid had their voting rights in Heron Lake been limited to 20%? In our view, voting and ownership limitations such as those proposed will have a detrimental and chilling effect on potential purchasers of Membership Units under a variety of business circumstances.

It is for these same reasons, we will vote against PROPOSAL 4: AMENDMENT ADOPTING MEMBERSHIP UNIT OWNERSHIP LIMITATION. We do not believe the Operating Agreement should impose a limit on ownership that has been acquired by purchase and sale transactions between willing buyers and sellers in arms-length transactions.

The Operating Agreement should not impose voting or ownership limits on purchasers of Units. We believe those limits will hurt the value of Membership Units and provide a disincentive to and have a chilling effect on potential purchasers of Membership Units. We intend to vote against PROPOSALS 3 and 4.

(please turn page over)

PO Box 933  •  301 20th Avenue, SE, Watertown, SD 57201  •  Ph: 605-882-8480  •  glaciallakesenergy.com

We will also vote against PROPOSAL 7: AMENDMENT WAIVING DISSENTERS’ RIGHTS. We will vote against PROPOSAL 7 because, in our view, dissenters’ rights provide important safeguards to minority investors in the event of a merger, acquisition or sale of all or substantially all assets approved by the board and a majority of members. Dissenter’s rights generally give a member who is opposed to certain fundamental corporate transactions the right to dissent from, and go to court to obtain payment for the fair value of the member’s Membership Units in the event the majority approves the opposed actions. We do not believe the Operating Agreement should eliminate those safeguards and important dissenters’ rights of members who oppose certain GFE actions that are approved by the majority.

We intend to vote against PROPOSALS 3, 4 and 7 because we believe these Proposals adversely affect the rights of all members by limiting their voting and ownership rights to no more than 20%, which will negatively affect potential purchasers of Membership Units, impede or limit sales and purchases of Units between a willing seller and a willing buyer, and infringe upon minority member rights by eliminating dissenter’s rights.

This communication is not a solicitation of your proxy and is not intended to encourage or advise you how to vote. How you vote is your own decision. We simply wanted to tell you how we intend to vote, and why. Please DO NOT send us your proxy card; we are not able to vote your proxies nor does this communication contemplate such an event.

Sincerely,
GLACIAL LAKES ENERGY, LLC

/s/ James A. Seurer
James A. Seurer
Chief Executive Officer